DRC Resources Corporation
#601 - 595 Howe Street, Vancouver, B. C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
TSX Symbol: DRC

October 12, 2004

CHRISTOPHER J. BRADBROOK

87 Selgrove Crescent
Oakville, ON
L6L 1L2

OFFER OF EMPLOYMENT

Dear Chris:

Further to our recent discussions we are pleased to invite you to join the executive team and the Board of Directors of DRC Resources Corporation (The Company). Upon joining the Company you will assume the title of President and Chief Executive Officer (CEO).

The terms of your employment would be as follows:

Goal of Position

The overall responsibility of the President and CEO will be to achieve the primary objective of realizing maximum Shareholder value and it will be your responsibility to devise, explore, and implement, all strategies required to do so.

Priorities, Tasks and Roles to be performed

1.
Explore all options available to the Company to achieve its primary objective. These will include ensuring that the Company is sufficiently staffed and financially able to develop the Afton Project into a mine. These will also include establishing relationships with other industry participants to investigate potential strategic partnerships and acquisitions of, or by, the Company.

2.
To achieve the primary objective of the Company it will be essential to maximize the liquidity and price of the Company’s shares. It will be your responsibility to develop and implement an investor relations program to do this. In doing so you will attract analyst coverage and market the Company to institutional and retail investors.

3.	You will be the official spokesperson and principal representative of the Company.

4.	Identify and hire the necessary staff required by the Company to achieve its primary objective.

5.	Ensure all regulatory compliance and industry practices are adhered to.

6.	Identify and recommend potential new board members who could be instrumental in enabling the Company to achieve its primary objective.
. . ../2

Christopher J. Bradbrook
October 12, 2004

Initial Strategy

The Company is currently undervalued relative to its peers and the first task will be to aggressively, and rapidly, increase investor and analyst awareness of the investment opportunity, which the Company represents. The three major markets initially targeted will be USA, Canada, and Europe.

Specifically, meetings will be held with all necessary analysts to introduce the Company. Road trips will be organized to introduce the Company to institutional investors through group presentations and one-on-one meetings. This will be done using, where appropriate, the assistance of brokers, independent public relations companies, and other organizations. The Company will attend and actively participate in all relevant investor conferences.

Explore other avenues for increasing the Company’s profile, including, but not limited to, various media forums, newsletter writers and other market commentators.

Strengthen, as required, the technical team developing the Afton project. It is anticipated that the initial task required to do this will be to identify an appropriate candidate as VP, Operations or Chief Operating Officer.

Identify and provide solutions for any critical issues affecting the development of the Afton project.

Develop relationships with other mining and development companies who could enable the Company to achieve its primary objective by being potential acquirers of, or strategic partners of the Company, or which could be acquired by the Company.

Provide regular updates to the board of directors on all progress in these strategic matters and keep the Board informed of material issues.

Ensure that the Company’s Standard of Business Conduct (a copy which has been given to you) is maintained by all employees, consultants, contractors, etc.

Location

Due to the city’s position as the world’s major mining financial centre in the world, you will establish an office in Toronto, to adequately provide the support required to perform the role of President and CEO.

Salary and Benefits

1.
Your initial base salary will be $250,000 per annum with a review in June 2005. Salary to be paid twice monthly in equal installments, and until January 2005, you will bill the Company on a consulting basis. In addition, you will be entitled to an annual performance bonus of up to 40% of the base salary. The actual bonus earned will be based upon the achievement of individual and corporate targets, as determined annually in conjunction with the Company’s Executive and Corporate Governance Committee and approved by the Board of Directors.

2.
You will be granted incentive stock options to purchase 600,000 common shares of the Company at the closing market price of the Company’s shares on the date of acceptance of this offer. Closing price: $4.60. Terms and conditions as outlined in the Option Agreement and subject to regulatory approval.

. . ../3

Christopher J. Bradbrook
October 12, 2004

3.
You will be entitled to the free use and provision of executive benefits, which the Company offers as a result of holding a senior management position. Until such time as the Company’s extended health and benefit plan is available, DRC agrees to pay your monthly health and long-term disability plan premiums.

4.	Annual vacation entitlement of twenty (20) working days.

5.
The aforementioned details will be incorporated into an employment agreement, which will include provisions, whereby, in the event of termination of employment, without cause, or, in the event of a change in control by merger or purchase of the Company, you would be entitled to receive a severance payment equal to three times your annual compensation.

6.	Commencement of employment will be on October 25, 2004.

Insurance

The Company will maintain a policy of Executive and Organization Liability Insurance and agrees to increase the coverage to a minimum of $5 million and Commercial General Liability Insurance and Workers Compensation Board coverage.

Others

1.	You will have prior approval for the press release disclosing your appointment as President and Chief Executive Officer and Director.

2.
As a condition of your employment with DRC Resources Corporation, you will work for the Company on a full-time basis and you will not act as a director or officer for other publicly traded companies without prior DRC Board approval.

Should the above terms meet with your approval, please sign and return the enclosed copy of this letter.

We look forward to working with you to unlock shareholder value and create awareness that DRC Resources Corp. is a world-class Copper and Gold company.

Yours Sincerely,

DRC Resources Corp.

John Kruzick,
President and CEO

Above Offer of Employment accepted and agreed

Per:

Christopher J. Bradbrook
Dated October 12, 2004